MADISON MOSAIC INCOME TRUST
550 Science Drive
Madison, Wisconsin 53711
Tele:  608.274.0300; Fax:  608.663.9010

April 16, 2010

BY EDGAR

Ms. Mary Cole
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:           Madison Mosaic Income Trust (SEC File Nos. 2-80808; 811-3616)

Dear Ms. Cole:

The following serves to respond to comments received from you on April 14, 2010 regarding Post-Effective Amendment No. 34 to the Madison Mosaic Income Trust (“Trust”) Form N-1A Registration Statement relating to the Trust’s annual updating amendment.

Government Fund and Core Bond Fund Prospectus Comments

1.	Comment: In the Summary Data section of the prospectus for each fund, please make the following changes:
a)	Under “Investment Objective/Goals,” remove the words “and to distribute that income to its investors as dividends” from the investment objective of each fund.
b)
Under “Principal Investment Strategies,” discuss the Government Fund’s investment strategy as it relates to mortgage backed securities. Also, for the Government Fund, supplementally explain how U.S. Government securities are rated.

c)
Under “Principal Risks,” in the discussion regarding mortgage backed securities, if the funds will invest in securities issued by specific government agencies, list them here. Also, for the Core Bond Fund, in the discussion regarding high-yield bonds, delete the introductory sentence as well as the first bullet point.

Response:                           These changes have been made.  Regarding U.S. Government securities, Treasury and most agency bonds are rated AAA, which is the highest rated investment grade rating. Agencies also have sub notes that are rated investment grade as well.

Institutional Bond Fund Prospectus Comments

2.	Comment: In the Summary Data section of the prospectus for this fund, please make the following changes:
a)
Under “Principal Investment Strategies,” discuss the fund’s investment strategy as it relates to mortgage backed securities.  Also, explain that the fund’s dollar weighted average maturity is expected to be 10 years or less (as noted in the investment objective).

b)	Under “Principal Risks,” in the discussion regarding mortgage backed securities, if the fund will invest in securities issued by specific government agencies, list them here.
c)	Under “Risk/Return Bar Chart and Performance Table,” in the table, move the footnote to the column “Since Inception” as a parenthetical.

Response:                           Done.

Madison Corporate Income Shares Prospectus Comments

3.
Comment:  In the Summary Data section of the prospectus for this fund, under the “Risk/Return Bar Chart and Performance Table,” in the table, move the footnote to the column “Since Inception” as a parenthetical.

Response:                           Done.

*  *  *  *

Please contact me at the telephone number listed above should you have further comments or questions regarding the Registration Statement.

Respectfully submitted,

/s/ Pamela M. Krill

Pamela M. Krill

General Counsel and Chief Legal Officer